Exhibit 99.1

Total Rewards FAQs	December 23, 2021

1.	What will happen to my stock options, restricted stock units (RSU), and performance-based restricted stock units (PSU)?

ALL vested RSU and PSUs will be converted into the right to receive $95 per share, plus any accrued dividend equivalents, and less any applicable tax withholding.

ALL vested stock options will be converted into the right to receive $95 per share subject to the vested option, less the applicable exercise price and less any applicable tax withholding.

Unvested RSUs and unvested stock options held by employees at closing will be converted into awards covering Oracle stock with identical terms and the same overall value. The number of shares and/or exercise price will be converted to reflect the exchange from Cerner to Oracle stock, but the overall value will not change.

The performance goals for unvested PSUs will be deemed earned at the greater of target or actual performance (based on pro-rated goals as of the closing) on the closing date and then converted into time-vesting RSU awards of Oracle stock that will vest on the date set forth in your original award agreement.

2.	Our equity awards contain change of control provisions; will these be honored?

Yes, any change of control trigger contained in the terms of a grant of equity to associates will be honored. Please review the language in your award agreement, which can be accessed through your Morgan Stanley account.

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In general, awards issued before 1/1/2021 provide that 50% of any unvested award immediately vest upon a change of control (i.e., the close of the acquisition by Oracle would constitute a change of control), with the remaining 50% to be converted into an Oracle equity award that has the same vesting schedule as the Cerner equity award.    In addition, if you are involuntarily terminated without cause or you resign for good reason within 12 months of a change of control (i.e., within 12 months of the closing of the acquisition by Oracle), the remaining 50% will vest in full.

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Awards issued on or after 1/1/2021 provide for acceleration only if you are involuntarily terminated without cause or you resign for good reason within 12 months of a change of control (i.e., within 12 months of the closing of the acquisition by Oracle).

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The above descriptions are general in nature and may differ from your specific award. Please see your specific award agreement in your Morgan Stanley account for the terms applicable to your award as those control over this FAQ.

3.	What will happen to Cerner shares I own in my 401(k) or through the Associate Stock Purchase Plan (ASPP)? Can I reallocate the investments in my 401(k) prior to close?

If you own Cerner stock purchased under the ASPP on the date of the closing, those shares will be converted into the right to receive $95 per share.

There is no current impact to 401(k) funds invested in the Cerner stock fund, or your ability to move 401(k) funds into or out of the Cerner stock fund (subject to applicable trading policies for all associates and covered persons). It is not yet decided whether Cerner’s 401(k) plan will continue, be terminated or be merged into Oracle’s 401(k) plan. We will advise on specifics of plans for the 401(k) plan closer to closing. Regardless of what happens to the Cerner 401(k) plan, you will not lose any vested benefits that you hold as of the closing.

4.	What happens to my stock options upon close?

See above #1.

5.	Can I continue to exercise my options and otherwise trade my vested Cerner shares?

You may exercise vested options and sell vested shares any time prior to the closing of the transaction (subject to applicable trading policies for all associates and covered persons).

Cerner Equity Information

Associate Stock Purchase Plan (U.S. Associates Only)

•	After March 31, 2022, there will be NO further offering periods for the ASPP plan.

•	The plan remains unchanged during this time and shares will be purchased at a 15% discount to the closing price of Cerner stock at the end of the offering period.

•	Note: enrollment for the January 1, 2022 to March 31, 2022 offering period closed on December 10, 2021.

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Effective January 1, 2022, the one-year sale restriction for purchased shares no longer applies to past or future shares acquired in the ASPP. Once purchased, you may hold your shares as long as you wish and/or sell them anytime (subject to applicable trading policies for all associates and covered persons).

•	Upon the closing of the transaction, shares in your ASPP account will be converted to cash based on the $95 per share closing price.

Cerner Stock Held in the 401(k) Plan (U.S. Associates Only)

•	There is no current impact to 401(k) funds invested in the Cerner stock fund, or your ability to move 401(k) funds into or out of the Cerner stock fund.

•	Upon the closing of the transaction, shares held in the Cerner stock fund will be converted to cash based on the $95 per share closing price.

Stock Options – Vested

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You may hold or exercise your options any time prior to the earlier of the transaction closing and the expiration date of your options (subject to applicable trading policies for all associates and covered persons). If your options are set to expire prior to the transaction closing, you will need to take action prior to that expiration date or they will forfeit in accordance with their terms.

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Upon the closing of the transaction, you will receive an amount equal to the number of shares subject to the vested option, multiplied by the difference between the $95 per share closing price and the strike price of the option (and less any applicable tax withholding).

Stock Options – Unvested

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50% of any unvested options held on the closing date will become vested on the closing date, and you will receive an amount equal to the number of shares subject to the vested option (after taking into account acceleration), multiplied by the difference between the $95 per share closing price and the strike price of the option (and less any applicable tax withholding).

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The remaining 50% of your unvested options will be converted into options to purchase Oracle shares. The number of shares and the exercise price will be converted to reflect the exchange from Cerner to Oracle stock, but the overall value will not change.

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If you are terminated involuntarily without cause or you resign for good reason within twelve months of the closing date, the vesting of your then-unvested option awards will accelerate, such that the option becomes vested and exercisable in full.

Restricted Stock Units (RSUs) – Vested

•	Upon closing, you will receive the value of your vested RSUs in cash, based on the $95 per share closing price, plus any accrued dividend equivalents, and less any applicable tax withholding.

Restricted Stock Units (RSUs) – Unvested

•	RSUs Granted before 2021:

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50% of unvested RSUs granted prior to January 1, 2021, and held on the closing date, will become vested. Upon closing, you will receive the value of the vested RSUs in cash, based on the $95 per share closing price, plus accrued dividend equivalents, and less any applicable tax withholding.

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The remaining 50% of unvested RSUs granted prior to January 1, 2021, and held on the closing date, will be converted into Oracle RSUs of equivalent value and continue to vest on the original vesting schedule.

•	If you are terminated involuntarily without cause or you resign for good reason within twelve months of the closing date, the remaining 50% of the RSUs that were converted into Oracle RSUs will vest.

•	RSUs Granted in 2021:

•	Unvested RSUs granted in 2021 will be converted to Oracle RSUs of equivalent value and continue to vest on the original vesting schedule.

•	If you are terminated involuntarily without cause or you resign for good reason within twelve months of the closing date, the converted RSUs will be accelerated.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Cerner, including statements that involve risks and uncertainties concerning Oracle’s proposed acquisition of Cerner, anticipated customer benefits and general business outlook. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Cerner, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, the possibilities that the transaction will not close or that the closing may be delayed, that the anticipated synergies may not be achieved after closing, and that the combined operations may not be successfully integrated in a timely manner, if at all; the ability of Cerner to retain customers and key personnel and to maintain relationships with key suppliers; litigation or claims relating to the transaction or Cerner’s assets and business; general economic conditions in regions in which either company does business; the impact of the COVID-19 pandemic on how Cerner and its customers are operating their businesses and the duration and extent to which the pandemic will impact Cerner’s future results of operations; and the possibility that Cerner may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Cerner.

In addition, please refer to the documents that Cerner files with the U.S. Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause Oracle’s and Cerner’s respective operational and other results to differ materially from those contained in the forward-looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except as required by law, Cerner is not under any duty to update any of the information in this document.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Oracle will commence a tender offer for the outstanding shares of Cerner. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cerner, nor is it a substitute for the tender offer materials that Oracle and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Oracle and its acquisition subsidiary will file tender offer materials on Schedule TO, and Cerner will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Cerner common stock are urged to read these documents carefully when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Cerner common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Cerner at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Oracle and Cerner file annual, quarterly and special reports and other information with the SEC, which are available at the website maintained by the SEC at http://www.sec.gov.